

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
27/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People's Republic of China

> **Re: Jianzhi Education Technology Group Co Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 16, 2021**
> **CIK No. 0001852440**

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Registration Statement on Form F-1

Our collaborative relationships with Tianyi Video, page 20

1. We note your response to prior comment 4 and re-issue. Please revise to disclose, if true and as disclosed in your initial draft registration statement, that all educational content on the Tianyi platform was made available to the public at no cost during the pandemic. In other words, please revise to disclose, if true, that content created by your company and all other educational content providers was made available for free on the Tianyi platform.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Three months ended March 31, 2021 compared to three months ended March 31, 2020
Gross Profit, page 76

2. Please explain to us why the gross profit margin for IT services was 95.7% and 94.9% for the three months ended March 31, 2020 and 2021, respectively, compared to 61.1% and 61.9% for the years ended December 31, 2019 and 2020, respectively.

3. In connection with the above comment, you disclose the cost of revenues for IT services for the three months ended March 31, 2020 and 2021 primarily consisted of amortization of intangible assets. Please explain to us the basis for incurring labor and other costs in cost of revenues for IT services for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021. Tell us if the amount, in terms of cost and physical time, of labor used in providing IT services changed between the year ended and three months ended periods, and if so, the reason for the change.

Liquidity and Capital Resources, page 79

4. We note your accounts receivable balance at March 31, 2021 exceeds the amount of revenue reported for the quarter ended March 31, 2021. You disclose on page 79 of the RMB125.9 million accounts receivable balance at March 31, 2021, RMB22.1 million was collected after March 31, 2021. You also disclose you cannot precisely predict when the balance will be collected but you do not have any doubt about the collectability of accounts receivable. Please explain to us and disclose (i) why you cannot predict when the balance will be collected, (ii) why you do not have any doubt about the collectability of the balance, and (iii) the reason for the relatively low collection amount of receivables after March 31, 2021. Additionally, explain to us and disclose (a) why you extended the settlement period to the clients of Guangzhou Xinzhiqiao since July 2020 as disclosed on page 79, (b) the extension period for these receivables, (c) how much of the accounts receivable balance at March 31, 2021 these receivables are, and (d) why you believe these receivables are fully collectable. Further, in regard to your disclosure on page 79 that some of your accounts receivable from IT related solution services are not due for payment as of March 31, 2021, please disclose the amount of these receivables and when they are due.

5. In connection with the above comment, please explain to us and disclose as appropriate the reason for the relatively high accounts receivable balance of VIE's at March 31, 2021 in proportion to the amount of revenues earned by them in the quarter ended March 31, 2021 as disclosed in the notes to the unaudited condensed consolidated financial statements for the three months ended March 31, 2021.

Major customers and supplying channels, page 88

6. Please revise this section to identify your major suppliers and customers. Refer to Part I, Item 4 of Form F-1 and Part I, Item 4.B.6. of Form 20-F. In addition, please describe the

material terms of these agreements and file them as exhibits with your next amendment or tell us why you do not believe you are required to do so. Also, provide risk factor disclosure on your dependence on a limited number of customers or suppliers in the Risk Factors section. Refer to Item 3 of Form F-1 and Item 105 of Regulation S-K.

Consolidated Statements of Cash Flows, page F-7

7. Refer to your response to prior comment 10. You state a part of the revisions made to the cash flows presented for the VIEs in the notes to the consolidated financial statements was due to the reclassification of cash paid for purchases of educational contents from operating activities to investing activities. Please tell us your basis for reporting purchases of educational contents and prepayments for educational contents of your VIEs and non-VIEs as investing activities rather than operating activities. It appears the nature of these cash flows are directly associated with your providing of services that enter into the determination of your consolidated net income that should be presented as an operating activity in accordance with ASC 230-10.

   You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin